Exhibit 99.1

BROOGE HOLDINGS LIMITED

P.O. Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

NOTICE OF ADJOURNMENT OF

EXTRAORDINARY GENERAL MEETING

NOW TO BE HELD ON APRIL 7, 2020 AT 10:30 A.M. EASTERN TIME

TO THE SHAREHOLDERS OF BROOGE HOLDINGS LIMITED:

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting (the “Meeting”) of Brooge Holdings Limited, a Cayman Islands exempted company (the “Company”), originally scheduled to be held at 10:00 a.m. Eastern Time, on April 7, 2020, at the offices of K&L Gates LLP, 599 Lexington Avenue, New York, New York, 10022, United States of America will be adjourned, because of a lack of quorum caused by legal restrictions imposed in response to the coronavirus disease 2019 pandemic, to a new location, at a new time, on April 7, 2020.

The Meeting, as adjourned, will be held at:

10:30 a.m. Eastern Time / 6:30 p.m. Gulf Standard Time, on April 7, 2020 at the BPGIC FZE Fujairah office building, Al Rugaylat Road, Fujairah, United Arab Emirates.

You are cordially invited to attend the Meeting, as adjourned, in person or by telephone, which will be held for the purpose of considering and, if thought fit, passing and approving the following resolution (the “Resolution”):

1	Change of Name and Adoption of Amended and Restated Memorandum and Articles of Association

RESOLVED as a special resolution:

(a)	That the name of the Company is changed from "Brooge Holdings Limited" to "Brooge Energy Limited"; and
(b)	That the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting as Exhibit A.

Only holders of record of the Company’s ordinary shares at the close of business on February 19, 2020 are entitled to notice of the Meeting and to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

All shareholders of the Company are cordially invited to attend the Meeting in person or by telephone. To attend the Meeting via telephone from the United States of America or Canada, please dial (800) 270-2297. To attend the Meeting via telephone from the Cayman Islands, please dial (800) 203-0775. To attend the Meeting via telephone from another country, please dial the appropriate number listed in Appendix 1 hereto. If you are attending the meeting via telephone, please enter the access code and/or password 732753755 when prompted. If you are a shareholder of record of ordinary shares of the Company, you may cast your vote in person or via telephone at the Meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Meeting and vote in person or via telephone, obtain a proxy from your broker or bank and return it in the manner instructed thereon. If you do not vote or do not instruct your broker or bank how to vote, it will have no effect on the Resolution.

A complete list of the Company’s shareholders of record entitled to vote at the Meeting will be available at the principal executive offices of the Company for inspection by shareholders during ordinary business hours for any purpose germane to the Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Meeting or not, please sign, date and return the proxy card sent with the Notice of Extraordinary General Meeting as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

The Notice of Extraordinary General Meeting, the Form of Amended and Restated Memorandum and Articles of Association of the Company, and the Notes to the Proxy Card for the Meeting are available at: https://www.cstproxy.com/broogeholdingslimited/sm2020/

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

/s/ Dr. Yousef Al Assaf
Dr. Yousef Al Assaf
Chairman

Date: March 25, 2020

APPENDIX 1

International Call-in Numbers

Calling from	Call-in Numbers
US Toll	+1-404-397-1572
US & Canada Toll Free	+1-800-270-2297
Albania Toll Free dial 008-000-010 +	8334852191
Anguilla Toll Free	1-800-300-1527
Antigua & Barbuda Toll Free	1-800-300-3116
Argentina Toll	+54-011-5984-3264
Argentina Toll Free	0800-444-7089
Australia Toll	+61-390-343-276
Australia Toll Free	1-800-350-363
Austria Toll	+43-720-815-748
Austria Toll Free	0800-909-838
Bahamas Toll Free	1-800-389-0599
Belarus Toll Free	88-200-011-0560
Belgium Toll	+32-2792-5455
Belgium Toll Free	0800-502-13

Bermuda Toll Free	1-800-203-0381
Brazil Toll	+55-11-4949-7343
Brazil Toll Free	0800-891-8899
Bulgaria Toll Free	00-800-120-1169
Canada Toll	+1-416-981-9088
Cayman islands Toll Free	1-800-203-0775
Chile Toll	+56-225-994-712
Chile Toll Free	123-002-014-99
China Hong Kong Toll	+852-3050-9356
China Hong Kong Toll Free	800-900-734
China North & South Toll Free	800-870-0142
China North & South Toll Free	400-692-9826
Colombia Toll	+57-131-612-35
Colombia Toll Free	1-800-012-9724
Croatia Toll Free	0800-222-551

Cyprus Toll	+35-722-000-813
Cyprus Toll Free	800-908-26
Czech Republic Toll	+42-023-414-7094
Czech Republic Toll Free	800-090-145
Denmark Toll	+45-7014-2879
Denmark Toll Free	808-866-33
Dominican Republic Toll	+1-829-956-9753
Dominican Republic Toll Free	1-888-751-4819
Ecuador Toll Free	1-800-000-958
Estonia Toll	+372-622-5394
Estonia Toll Free	800-010-0730
Finland Toll	+358-092-311-4224
Finland Toll Free	0800-773-449
France Toll	+33-174-181-425
France Toll Free	0800-944-157
Germany Toll	+49-307-0015-0730
Germany Toll Free	0800-589-1954

Greece Toll	+30-211-198-1389
Greece Toll Free	008-001-612-203-1563
Hungary Toll	+36-1577-9911
Hungary Toll Free	068-010-9721
India Toll	+91-446-674-7391
India Toll Free	1-800-266-1037
Indonesia Toll Free	007-803-011-5003
Ireland Toll	+353-165-359-68
Ireland Toll Free	1-800-947-296
Israel Toll	+972-037-219-656
Israel Toll Free	1-809-450-766
Italy Toll	+39-041-904-1086
Italy Toll Free	800-182-374
Jamaica Toll Free	1-800-203-0381
Japan Toll	+81-350-501-431

Japan Toll Free	012-005-5810
Jordan Toll Free	0800-224-30
Kazakhstan Toll Free	880-0333-7403
Kenya Toll Free	0800-720-684
Latvia Toll	+371-677-980-71
Latvia Toll Free	800-052-77
Lebanon Toll Free dial 01426801 +	855-260-5362
Luxembourg Toll	+352-278-60-761
Luxembourg Toll Free	800-241-62
Malaysia Toll	+60-037-724-3462
Malaysia Toll Free	1-800-814-743
Mauritius Toll Free	802-044-0180
Mexico Toll	+52-015-512-535-657
Mexico Toll Free	800-083-1275
Morocco Toll Free	0800-092-380
Netherlands Toll	+31-010-798-8743

Netherlands Toll Free	0800-020-2186
New Zealand Toll	+64-049-747-731
New Zealand Toll Free	0800-447-358
Nigeria Toll Free	708-060-1703
Norway Toll	+47-21034438
Norway Toll Free	800-518-73
Oman Toll Free	800-743-87
Pakistan Toll	+924238108784
Panama Toll	+507-833-6668
Panama Toll Free	00-800-203-0765
Peru Toll	+51-017-057-346
Peru Toll Free	0800-555-81
Philippines Toll Free	1-800-1110-1659
Poland Toll	+48223060821
Poland Toll Free	00-800-112-4227
Portugal Toll	+351-707-201-460

Portugal Toll Free	800-780-666
Qatar Toll Free	00-800-100-855
Romania Toll Free	0800-895-829
Russia Toll	+7-495-221-7252
Russia Toll Free	880-0100-3640
Saudi Arabia Toll Free	800-844-3800
Singapore Toll	+65-6579-6469
Singapore Toll Free	800-101-2858
South Africa Toll	+27-218-309-009
South Africa Toll Free	0800-983-746
South Korea Toll	+82-707-488-2495
South Korea Toll Free	00-308-123-371
Spain Toll	+34-917-911-866
Spain Toll Free	900-801-781
Sri Lanka Toll Free	202-9067
St Kitts/Nevis Toll Free	1800-300-2972

Sweden Toll	+46-011-496-6584
Sweden Toll Free	020-170-8491
Switzerland Toll Free	0800-721-066
Taiwan Toll	+886-287-933-088
Taiwan Toll Free	0800-868-016
Thailand Toll Free	001-800-658-257
Turkey Toll	+90-021-6900-1765
Turkey Toll Free	00-800-448-822-516
UK Toll	+44-207-855-3285
UK Toll Free	0800-528-2077
Ukraine Toll Free	0800-502-745
United Arab Emirates Toll Free	800-035-702-961
Uzbekistan Toll Free	00-800-120-1034
Venezuela Toll Free	0800-136-2570
Vietnam Viettel Toll Free	122-808-26